Date    31 August 2000
Number  85/00

BHP RELEASES ONESTEEL SCHEME DOCUMENT

The Broken Hill Proprietary Company Limited (BHP) today released the Schemes of Arrangement for the spin-out of its steel long products business, OneSteel Limited (OneSteel).

The documents will be posted on the Company's website following approval by the Victorian Supreme Court and the Australian Securities and Investments Commission (ASIC) earlier this week. BHP will commence mailing printed copies to shareholders on 8 September 2000.

Meetings for all BHP shareholders to vote on the Schemes of Arrangement and Capital Reduction will be held in Adelaide on Tuesday 17 October 2000, following the Company's Annual General Meeting.

If the Schemes of Arrangement are approved, BHP capital will be reduced by A$1.181 billion on 31 October - an amount equal to A$0.66 for each BHP share on issue.

It is anticipated that cash released back to BHP following the separation of OneSteel will be used to reduce debt or reinvested in other value adding opportunities.

BHP Chief Financial Officer Chip Goodyear said the spin-out of OneSteel will substantially complete BHP's "fix-up, clean-up" portfolio restructuring process.

"The spin-out delivers more value to BHP shareholders than other divestment options and provides shareholders with an opportunity to participate in the potential upside of the OneSteel business," he said.

"It will also reduce the complexity of BHP's steel business and allows OneSteel to optimise its performance as an independent company under the leadership of its Chairman, Peter Smedley and Managing Director, Dr Bob Every."

All fully paid BHP shareholders will receive one OneSteel share for every four fully paid BHP shares they hold when registers close on Friday 27 October 2000.

Shareholders and investors wishing to buy or sell OneSteel shares will be able to do so on-market following the listing of OneSteel on the Australian Stock Exchange, which is expected on Monday 23 October.

A syndicate has been appointed to provide research on OneSteel to the market. The syndicate will be led by Credit Suisse First Boston and JB Were, together with ABN Amro, Merrill Lynch and UBS Warburg.

* * * *

A full description of the Schemes of Arrangement is available at:
http://www.bhp.com/investors
Details of OneSteel are available at: http://www.onesteel.com


Contact:

MEDIA RELATIONS:

Mandy Frostick
Manager Media Relations
BHP
Phone:  +61 3 9609 4157
Mob:    +61 419 546 245

Armon Hicks
External Affairs
OneSteel
Phone:  +61 2 9239 6666
Mob:    +61 409 981 329

INVESTOR RELATIONS:

Robert Porter
Vice President Investor Relations
BHP
Phone:  +61 3 9609 3540
Mob:    +61 419 587 456

Candy Ramsey
BHP Investor Relations Houston
Tel:    (713) 961-8640






Date    31 August 2000
Number  3/00

OneSteel - DELIVERING A NEW FUTURE IN STEEL

Managing Director and Chief Executive Officer of OneSteel, Bob Every, welcomed today's release by BHP of the Scheme Booklet detailing the spin-out of OneSteel. BHP shareholders are being asked to approve the spin-out at the Shareholders' meetings to be held in Adelaide on 17 October.

"In less than two months we will take our place as a major new Australian company and an independent, vigorous competitor in the Australian and regional steel industry," Dr Every said. "OneSteel is a business with the capability to generate strong cash flows."

"We are confident that OneSteel will be an attractive investment for several reasons, including its capacity to pay franked dividends. The proposed dividend policy of the OneSteel Board will be to distribute between 70 - 80% of available operating profit after tax in the form of dividends.

The Scheme Booklet outlines that OneSteel, if it had been an independent company for the 12 months ending 30 June 2000, would have had revenues of approximately $3.0 billion and EBITDA of $268 million.

"Our vision is to be the most profitable steel company in Australia, focussed on delivering value to our shareholders, customers and employees, Bob Every said.

"The Scheme Booklet details OneSteel's strong and well established brand and business names, our track record of innovation in product applications, process developments and e-commerce and OneSteel's experienced management team and workforce," Dr Every continued.

"The management team is strongly committed to optimising our business portfolio and further improving the operating and safety performance of the business for the benefit of shareholders, customers and all our other stakeholders.

"Following two years of restructuring of our business, we are now well positioned to undertake a focussed strategic expansion of the business. The OneSteel Board is experienced in pursuing all options to generate shareholder wealth," Dr Every concluded.


For further information:
Armon Hicks
OneSteel External Affairs
Phone:  +61 2 9239 6666
Mobile: +61 409 981 329


About OneSteel

OneSteel is a vertically integrated manufacturer of steel long products and distributor of metals in Australia with leading positions in most of its markets. The company had revenue of $3.0 billion and EBITDA of $268 million for the 12 months to 30 June 2000. It has over 7000 employees and more than 40,000 customers.

As a low cost steel producer, OneSteel exploits the competitive advantage of access to low cost iron ore reserves in the Middleback Ranges of South Australia, adjacent to Whyalla Steelworks, and the flexibility provided by a modern, electric arc furnace steel making facility at Rooty Hill in western Sydney.

OneSteel manufactures and distributes a wide range of products including structural, rail, rod, bar, wire, pipe and tube products. In addition, it distributes sheet and coil, piping systems, plate and aluminium products. It supplies steel products to a wide range of industries in Australia, including the construction, manufacturing, mining and agricultural industries. OneSteel exports to various niche markets in North Asia, South East Asia, New Zealand, the US and Europe.

OneSteel has four business units: Whyalla Steelworks; Market Mills; Distribution; and Steel & Tube Holdings in New Zealand. OneSteel has a 74.5% effective interest in A J Forsyth & Company Limited, a Canadian-based steel distribution company. OneSteel also owns 14.0% of the ordinary shares of Email Limited.

OneSteel has significantly restructured over the past couple of years.
A key element of the restructuring of the business was the closure of the Newcastle Steelworks (completed in September 1999), which eliminated excess capacity, reduced OneSteel's exposure to volatile export markets, and more closely matched OneSteel's production to current Australian domestic demand for its products. The closure also meant OneSteel avoided the need to invest the significant capital expenditure required to upgrade operations at the Newcastle Steelworks.

The capital expenditure required to complete the restructuring of OneSteel's Whyalla Steelworks and Market Mills businesses was largely spent in 1998 and 1999. This included construction of a billet caster and associated metallurgical facilities to position Whyalla Steelworks as a low cost supplier of billets to the Market Mills business after the closure of the Newcastle Steelworks.

END